UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST

INDENTURE ACT OF 1939 OF A CORPORATION

DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A

TRUSTEE PURSUANT TO SECTION 305(b)(2)  ☒

THE BANK OF NEW YORK TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

95-3571558
(Jurisdiction of incorporation if not a U.S. national bank)	(I.R.S. Employer Identification No.)

700 South Flower Street, Suite 500 Los Angeles, CA	90017
(Address of principal executive offices)	(Zip code)

Mildred Quinones Holmes

Legal Department

The Bank of New York Trust Company, N.A.

One Wall Street, 29th Floor

New York, NY 10286

(212) 635-1889

(Name, address and telephone number of agent for service)

DANAHER CORPORATION

(Exact name of obligor as specified in its charter)

Delaware	59-1995548
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2099 Pennsylvania Ave., N.W., 12th Floor Washington, D.C.	20006-1813
(Address of principal executive offices)	(Zip code)

Debt Securities

(Title of the indenture securities)

Item 1.	General Information.

Furnish the following information as to the Trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C. 20219

Federal Reserve Bank, San Francisco, California 94105

Federal Deposit Insurance Corporation, Washington, D.C., 20429

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.	A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.	A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

6.	The consent of the trustee required by Section 321(b) of the Act.

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Chicago, and State of Illinois on the 30th day of November, 2007.

THE BANK OF NEW YORK TRUST COMPANY, N.A.

By:	/s/ Benita A. Vaughn
Name:	Benita A. Vaughn
Title:	Vice President

EXHIBIT 6

The consent of the Trustee required by Section 321 (b) of the Act

November 30, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the qualification of an indenture between Danaher Corporation and The Bank of New York Trust Company, N.A., as trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal, State, Territorial, or District authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request.

The Bank of New York Trust Company, N. A.

By:	/s/ Benita A. Vaughn
Name:	Benita A. Vaughn
Title:	Vice President